8-65923



07008470

S
COMMISSION
20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 065923



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regent Capital Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

28025 Dorothy Drive, Suite 102
(No. and Street)

Agoura Hills, CA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Mroz (760) 340-1945
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louie Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regent Capital Group, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 26 day of JULY, 2007

Notary Public

Signature

President
Title



ROBERT A. BROOKS
COMM. #1735565
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants


RECEIVED
AUG 2 0 2007
182
SEC MAIL PROCESSING SECTION
WASH, D.C.
RECEIVED
2007 AUG 22 AM 9:41
SEC / MR

Independent Auditor's Report

Board of Directors
Regent Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Regent Capital Group, Inc. ("the Company") as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Capital Group, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 26, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Regent Capital Group, Inc.
Statement of Financial Condition
June 30, 2007

Assets

Cash	$	32,775
Short-term investment		20,527
Accounts receivable		77,915
Furniture and equipment, net		5,162
Deposit		1,580
Total assets	$	137,959

Liabilities & Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	465
Commissions payable		77,915
Income taxes payable		753
Total liabilities		79,133

Stockholder's equity

Common stock, no par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding		10,000
Additional paid-in capital		18,599
Retained earnings		30,227
Total stockholder's equity		58,826
Total liabilities & stockholder's equity	$	137,959

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Income
For the Year Ended June 30, 2007

Revenues	
Commission income	$ 5,906,951
Interest and dividend income	2,039
Total revenues	5,908,990
Expenses	
Commissions and floor brokerage fees	5,399,713
Employee compensation and benefits	141,975
Occupancy and equipment rental	9,487
Taxes, licenses and fees other than income taxes	7,907
Other operating expenses	241,813
Total expenses	5,800,895
Income (loss) before income taxes	108,095
Income tax provision (benefit)	(4,396)
Net income (loss)	$ 112,491

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2006	$ 10,000	$ 18,599	$ 107,240	$ 135,839
Capital distributions	–	–	(189,504)	(189,504)
Net income (loss)	–	–	112,491	112,491
Balance at June 30, 2007	$ 10,000	$ 18,599	$ 30,227	$ 58,826

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Cash Flow
For the Year Ended June 30, 2007

Cash flows from operating activities:		
Net income (loss)		$ 112,491
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 883	
Increase (decrease)		
Accounts receivable	(8,076)	
Marketable securities	29,498	
Receivable from related party	2,875	
Decrease (increase)		
Accounts payable	103	
Commissions payable	14,541	
Income taxes payable	(25)	
Deferred income taxes	(6,169)	
Total adjustments		33,630
Net cash provided by (used in) operating activities		146,121
Cash flows from investing activities:		
Purchase of short-term investment	(20,527)	
Purchase of equipment	(2,528)	
Net cash provided by (used in) investing activities		(23,055)
Cash flows from financing activities:		
Capital distributions	(189,504)	
Net cash provided by (used in) financing activities		(189,504)
Net increase (decrease) in cash		(66,438)
Cash at beginning of year		99,213
Cash at end of year		$ 32,775

Supplemental disclosure of cash flow information:

Income taxes paid	$ 1,798
Interest paid	$ –

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Notes to Financial Statements
June 30, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Regent Capital Group, Inc. (the "Company") was incorporated on February 20, 2003, in the State of California and obtained a license as a security broker/dealer on October 15, 2003. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions through the sale of real estate private placements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions revenues and expenses are recorded when incurred, usually at the closing of escrow on the real estate private placements.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful life of five (5) to seven (7) years by the straight-line method.

Advertising costs are expenses as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective the 2006 calendar year, the Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Note 2: SHORT-TERM INVESTMENT

As of June 30, 2007, the short-term investment account consists of $20,527 in Certificates of Deposit with an effective interest rate of 4.40% at a financial institution. This short-term investment is FDIC insured and matures on December 4, 2007.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of 1.5%. The deferred taxes arise due to differences between book and tax treatment of the financials and from the conversion from C corporation status to S corporation status.

The income tax provision consisted of the following at June 30, 2007:

Current federal income taxes	$ –
Current state income taxes	1,773
Current income tax provision	1,773
Federal deferred tax expense (benefit)	(3,432)
State deferred tax expense (benefit)	(2,737)
Deferred income tax expenses (benefits)	(6,169)
Total income tax expenses (benefits)	$ (4,396)

Regent Capital Group, Inc.
Notes to Financial Statements
June 30, 2007

Note 4: FURNITURE AND EQUIPMENT, NET

Furniture and equipment is recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 4,205
Furniture and fixtures	2,186
	6,391
Less accumulated depreciation	(1,229)
Furniture and equipment, net	$ 5,162

Depreciation expense for the year ended June 30, 2007 was $883.

Note 5: PROFIT SHARING PLAN

On January 25, 2006 the Company adopted a 401(k) Profit Sharing Plan, effective February 20, 2006, for the exclusive benefit of all eligible employees and their beneficiaries. In order to be eligible for the annual contributions, employees must have attained age twenty one (21), and have completed one (1) year of service. The Plan allows eligible employees to defer part of their income on a tax-deferred basis into the Plan. Total employer contributions of $33,985 was made for the year ended June 30, 2007, and is included in the employee compensation & benefits account.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Regent Capital Group, Inc.
Notes to Financial Statements
June 30, 2007

Note 7: COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under a three (3) year operating lease which terminates February 28, 2008. Rent expense for the year ended June 30, 2007 was $9,487.

On July 14, 2007, the Company entered into an automobile leasing agreement. Future minimum principal payments for the automobile lease are as follows:

Year Ending June 30,	
2008	$ 15,894
2009	15,894
2010	15,895
2011 & thereafter	–
	$ 47,683

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company had net capital of $51,981 which was $46,705 in excess of its required net capital of $5,276; and the Company's ratio of aggregate indebtedness ($79,133) to net capital was 1.52 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $6,091 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 45,890
Adjustments:		
Retained earnings	$ 5,311	
Non-allowable assets	883	
Haircuts on certificates of deposit	(103)	
Total adjustments		6,019
Net capital per audited statements		$ 51,981

Regent Capital Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid-in capital	18,599	
Retained earnings	30,227	
Total stockholder's equity		$ 58,826
Less: Non allowable assets		
Deposit	(1,580)	
Furniture, machinery and equipment, net	(5,162)	
Total adjustments		(6,742)
Net capital before haircuts		52,084
Less: Adjustments to net capital		
Haircuts on certificates of deposit	(103)	
Total adjustments to net capital		(103)
Net capital		51,981
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,276	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,276)
Excess (deficit) net capital		$ 46,705
Ratio of aggregate indebtedness to net capital	1.52:1	

There was a $6,091 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2007. (See Note 10)

See independent auditor's report.

Regent Capital Group, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2007

A computation of reserve requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Regent Capital Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2007

Information relating to possession or control requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.


SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2007
WASH, D.C.
182
SECTION

Regent Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants


RECEIVED
AUG 2 0 2007
182

Board of Directors
Regent Capital Group, Inc.:

In planning and performing our audit of the financial statements of Regent Capital Group, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 26, 2007

END